UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Health Assurance Acquisition Corp.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

42226W109
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons HAAC Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,311,624
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,311,624
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,311,624
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.19%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Alignment Shares” in the Issuer’s registration statement on Form S-1 (File No. 249667). Based on 52,500,000 Class A common stock, $0.0001 par value, and 2,625,000 Class B common stock, $0.0001 par value, issued and outstanding as of September 30, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020 and assuming the conversion of all the shares of Class B common stock held by HAAC Sponsor LLC.

Item 1(a).	Name of Issuer

Health Assurance Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

20 University Road Cambridge, Massachusetts 02138

Item 2(a).	Names of Persons Filing

This statement is filed by HAAC Sponsor LLC (the “Reporting Person”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business office the Reporting Person is: 20 University Road Cambridge, Massachusetts 02138.

Item 2(c).	Citizenship

The place of organization for HAAC Sponsor LLC is Delaware.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number

42226W109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐ (a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐ (b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐ (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐ (d) Investment company registered under Section 8 of the Investment Company Act.

☐ (e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐ (f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐ (g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐ (h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐ (i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐ (j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

☐ Not applicable

Item 4.

Ownership

As of December 31, 2020, the Reporting Person may be deemed to beneficially own 2,311,624 shares of the Issuer’s Class B Common Stock, representing 4.19% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock are automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Alignment Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249667). The securities reported herein are held by HAAC Sponsor LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2021	HAAC Sponsor LLC

	By:	/s/
Name: Evan Sotiriou
Title: Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)